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                                        Filed by Harvard Bioscience, Inc.

                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule
                                        14a-12 under the Securities Exchange
                                        Act of 1934, as amended

                                        Subject Company: Genomic Solutions Inc.
                                        Commission File No.:  000-30549

This filing contains statements about Harvard Bioscience, Inc. ("HBIO"), Genomic Solutions Inc. ("GNSL") or the proposed combination of HBIO and GNSL that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause HBIO's and GNSL's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about the impact of an acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and GNSL's ability to consolidate and leverage the business, acquired technology, sales force or marketing expertise, the ability of GNSL to achieve HBIO's traditional growth rates and HBIO's and GNSL's plans, objectives and intentions contained in this press release that are not historical facts. In particular there is a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and GNSL anticipate. Other factors that may cause HBIO's and GNSL's actual results to differ materially from those in the forward looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in GNSL's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and GNSL's public filings or factors, if any, of which HBIO and GNSL are not currently aware. HBIO and GNSL may not update these forward-looking statements, even though their situation may change in the future, unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

Harvard Bioscience, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Harvard Bioscience, Inc. can be obtained, without charge, by directing a request to Harvard Bioscience, Inc.,
Attn: Chief Financial Officer, telephone (508) 893-8999. Harvard Bioscience, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Harvard Bioscience, Inc. and their ownership of Harvard Bioscience, Inc. common stock is set forth in the proxy statement for Harvard Bioscience, Inc.'s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus regarding the proposed transaction when it becomes available.

GNSL will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction. The proxy statement will be sent to the stockholders of GNSL seeking their approval of the proposed transaction. Investors and security holders are urged to read the proxy statement because it will contain important information. When filed, this document may be obtained free of charge at the website maintained by the Securities and Exchange Commission at "www.sec.gov." This document may also be obtained free of charge by requesting it in writing from Genomic Solutions Inc., Investor Relations, 4355 Varsity Drive, Ann Arbor, Michigan 48108. GNSL and its officers and directors may be deemed to be participants in the solicitation of proxies from GNSL stockholders in favor of the merger. A description of the interests of GNSL's executive officers and directors in GNSL is set forth in the proxy statement for GNSL's annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 11, 2002.


THE FOLLOWING IS A PRESS RELEASE ISSUED BY HBIO AND GNSL ON JULY 18, 2002:

[HBIO Logo]                                             [GNSL Logo]

FOR IMMEDIATE RELEASE

CONTACTS:    Chane Graziano                        Jeffrey S. Williams
             CEO                                   CEO
             Harvard Bioscience, Inc.              Genomic Solutions, Inc.
             84 October Hill Road                  4335 Varsity Drive
             Holliston, MA 01746                   Ann Arbor, MI 48108
             cgraziano@harvardbioscience.com       jeff@genomicsolutions.com
             Tel: 508 893 8999                     Tel : 734 975 4800
             Fax: 508 429 8478                     Fax: 734 975 4808

HARVARD BIOSCIENCE AND GENOMIC SOLUTIONS ANNOUNCE THE SIGNING OF A DEFINITIVE AGREEMENT

Holliston, Massachusetts, and Ann Arbor, Michigan, July 18th 2002.

Today Harvard Bioscience, Inc. (NASDAQ: HBIO) and Genomic Solutions Inc. (NASDAQ: GNSL) announced the signing of a definitive agreement whereby HBIO will acquire GNSL for 3.2 million shares of HBIO and $9 million cash.

At HBIO's closing price on July 17th this values GNSL at approximately $26 million. This acquisition, which is expected to close after GNSL has implemented a major restructuring, is expected to be accretive to HBIO's earnings. Jeff Williams, CEO of GNSL will continue with HBIO and in addition will be nominated to join the HBIO board. The transaction is subject to approval by the shareholders of GNSL and other customary conditions and is expected to close in the fourth quarter of 2002.

HBIO is a profitable, high growth tools for drug discovery company focused on the bottlenecks in the drug discovery process. The implementation of HBIO's three-part growth strategy of innovation, acquisition and partnership has grown its revenues at a compounded annual rate of 38% over the last five years. This high growth rate together with a firm commitment to driving pro forma operating margin towards 20% makes HBIO almost unique among tools for drug discovery companies.

According to Chane Graziano, CEO of HBIO "Our acquisition strategy is really quite simple. We buy businesses with strong brand names, technology leadership or established distribution channels. When appropriate we restructure them to make them profitable, then drive growth through leveraging our distribution channels and direct marketing expertise. We think GNSL is a perfect fit. GNSL has top quality products focused on growth niches and they are often the technology leader. We see a great opportunity to leverage their direct sales force for selling our COPAS(TM) products, to use our database and direct marketing expertise to generate leads for the GNSL product line, to use our subsidiaries to give GNSL a stronger presence in continental Europe, and to leverage our relationship with Amersham Biosciences and GNSL's relationship with PerkinElmer. We believe that GNSL, as a subsidiary of HBIO, will ultimately be able to support operating margins in the 20% range and, through implementing the innovation, acquisition and partnership growth strategy, achieve HBIO's traditional growth rates."

Simultaneously with this announcement, GNSL is announcing and implementing a major restructuring of its operations that we expect will bring it to profitability excluding charges of approximately $1.5 million associated with the restructuring.

Genomic Solutions products provide HBIO with strong market and technology positions in the high growth niches of: automated protein sample preparation prior to mass-spectroscopy; high-throughput assay preparation prior to high-throughput-screening; and high-fidelity microarray preparation and analysis. Many of these applications are bottlenecks today. In addition, HBIO plans to selectively invest in creating automation solutions for the next generation of bottlenecks faced by drug discovery researchers.

HBIO believes that GNSL is one of many companies in the highly fragmented tools for drug discovery market that can benefit from this kind of leverage and thus believes that this innovation, acquisition and partnership growth strategy is sustainable.

The impact of this acquisition on the remainder of HBIO's fiscal year is dependant on the timing of the closing. For the purposes of discussing the financial impact of GNSL on HBIO we will assume that the acquisition takes place at the beginning of HBIO's fourth quarter. Given that GNSL will be undergoing major restructuring we believe it is prudent to be conservative in terms of the impact on HBIO in 2002 and 2003. For the fourth quarter of 2002 we expect that GNSL will add approximately $5 million in revenues and will be accretive to pro forma earnings per share, though by less than 1cent per share. For 2003 we expect that GNSL will add approximately $20 million in revenues and will be accretive by approximately 4-6 cents per share on a pro forma basis.

David Green, President of HBIO said "We are very pleased to be adding GNSL to HBIO. Combined we expect to have a revenue run rate in the $75-80 million range with strong growth and profitability. We will have one of the broadest product ranges and widest array of distribution channels in the industry. Most of our product lines have strong positions in their niches and our focus on the bottlenecks in drug discovery we believe positions us for above average growth. We do not have the risk of a one-technology company. In addition we are very pleased to have Jeff Williams (CEO of GNSL), Tom Tisone (President of the Cartesian subsidiary of
GNSL) and David Byatt (Managing Director of Genomic Solutions Limited, UK) join our management team. These new additions to our team deepen both our technology and marketing talent."

Jeff Williams, who will become President of the GNSL subsidiary, said "We believe HBIO is an excellent partner for GNSL. In addition to the numerous operational and strategic advantages Chane and David mentioned with regard to the combination, I believe the potential financial benefits for both companies' shareholders are also important. We believe the combined company will have the revenue, profits, products and people to be a major player in many segments of the life science tools market. We believe the combined companies' shareholders will benefit from improved liquidity and increased institutional investor and analyst attention. I also look forward to working with Chane, David and the HBIO team. Chane is an industry veteran with over 38 years of experience in analytical instrumentation and life science companies, including Waters and Varian, and his record of driving profitability speaks for itself."

HBIO and GNSL management will host a joint conference call at 11 am EST Thursday July 18th to discuss this acquisition. The call in number is 1 800 374 2441.

About Harvard Bioscience, Inc.

Harvard Bioscience is a global developer, manufacturer and marketer of innovative, enabling tools in drug discovery research at pharmaceutical and biotechnology companies, universities and government laboratories. HBIO sells approximately 12,000 products to thousands of researchers in over 60 countries though its direct sales force, its 1,000 page catalog, and through its distributors, the most notable of which is Amersham Biosciences (formerly Amersham Pharmacia Biotech). HBIO has sales and manufacturing operations in the United States, the United Kingdom, Germany, Austria and Belgium with sales facilities in France and Canada. For more information please visit www.harvardbioscience.com

About Genomic Solutions, Inc.


GNSL develops, manufactures, and sells instruments, software, and consumables used to determine the activity level of genes, to isolate, identify and characterize proteins, and to dispense small volumes of biologically important materials. The company's products and systems, marketed under the GeneTAC(TM) Biochip System, Investigator (TM) Proteomic System, Cartesian(TM) nanoliter dispensing systems, and GeneMAP(TM) preprinted arrays brands, enable researchers to perform complex, high volume experiments at a lower cost and in less time than traditional techniques. As a result, Genomic Solutions products and systems facilitate more rapid and less expensive drug discovery. For more information please visit www.genomicsolutions.com

This press release contains statements about HBIO, GNSL or the proposed combination of HBIO and GNSL that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

These statements involve known and unknown risks, uncertainties and other factors that may cause the HBIO's and GNSL's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about the impact of an acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and GNSL's ability to consolidate and leverage the business, acquired technology, sales force or marketing expertise, the ability of GNSL to achieve HBIO's traditional growth rates and HBIO's and GNSL's plans, objectives and intentions contained in this press release that are not historical facts. In particular there is a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and GNSL anticipate. Other factors that may cause HBIO's and GNSL's actual results to differ materially from those in the forward looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in GNSL's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and GNSL's public filings or factors, if any, of which HBIO and GNSL is not currently aware. HBIO and GNSL may not update these forward-looking statements, even though their situation may change in the future, unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

HBIO will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Harvard Bioscience, Inc. can be obtained, without charge, by directing a request to Harvard Bioscience, Inc., Attn: Chief Financial Officer, telephone (508) 893-8999. Harvard Bioscience, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Harvard Bioscience, Inc. and their ownership of Harvard Bioscience, Inc. common stock is set forth in the proxy statement for Harvard Bioscience, Inc.'s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

GNSL will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction. The proxy statement will be sent to the stockholders of GNSL seeking their approval of the proposed transaction. Investors and security holders are urged to read the proxy statement because it will contain important information. When filed, this document may be obtained free of charge at the website maintained by the Securities and Exchange Commission at "www.sec.gov." This document may also be obtained free of charge by requesting it in writing from Genomic Solutions Inc., Investor Relations, 4355 Varsity Drive, Ann Arbor, Michigan 48108. GNSL and its officers and directors may be deemed to be participants in the solicitation of proxies from GNSL stockholders in favor of the merger. A description of the interests of GNSL's executive officers and directors in GNSL is set forth in the proxy statement for GNSL's annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 11, 2002.